FOR IMMEDIATE RELEASE

STEEN RIVER OIL & GAS LTD. ANNOUNCES RESIGNATION OF BOARD

Didsbury, Alberta – Friday, December 18, 2009 – Steen River Oil & Gas Ltd., (the "Company") today announced that four members of the Board of Directors, Thomas J. Jacobsen, Justin W. York, Ludwig Gierstorfer and Horst H. Engel, each resigned effective December 11, 2009 following the previously announced implementation of the Company’s Plan of Arrangement and reorganization.  It is anticipated that the new holders of common shares will meet to appoint a new board.  Mr. Jacobsen also resigned as the Company’s Chief Executive Officer.

About the Company

Established in September 2003 as JED Oil Inc., the Company is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements.  The words "proposed", "anticipated" and "scheduled" and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.  Such statement are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in the Company’s filings with the U.S. Securities and Exchange Commission (the "SEC"), which are available at the SEC's Web site (http://www.sec.gov) and its filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  The Company is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 851-0017

www.jedoil.com